SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   )*

Nocturne Acquisition Corporation

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G6580S114

(CUSIP Number)

Henry Monzon

Chief Executive Officer

7244 Carrizo Drive

La Jolla, CA 92037

Telephone: (858)-228-7142

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 5, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6580S114

1	Names of Reporting Person. Nocturne Sponsor, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,340,000 (1)
	8	Shared Voting Power (see Item 5 below) 0
	9	Sole Dispositive Power 3,340,000 (1)
	10	Shared Dispositive Power (see Item 5 below) 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.5%
14	Type of Reporting Person OO

(1)	Includes (i) 2,875,000 of the Issuer’s ordinary shares, $0.0001 par value (“Ordinary Shares”) and (ii) 465,000 of the Issuer’s Ordinary Shares underlying units (each unit consisting of one Ordinary Share and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Issuer’s initial business combination (the “Business Combination”), acquired pursuant to a Unit Subscription Agreement by and between Nocturne Sponsor, LLC (the “Sponsor”) and the Issuer.
(2)	Excludes 46,500 shares which may be acquired upon the conversion of 465,000 rights upon the consummation of the Business Combination.

CUSIP No. G6580S114

1	Names of Reporting Person. Henry Monzon
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,340,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,340,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.5%
14	Type of Reporting Person IN

(1)	Includes (i) 2,875,000 of the Issuer’s Ordinary Shares and (ii) 465,000 Ordinary Shares underlying units (each unit consisting of one Ordinary Share and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Business Combination), acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer. Henry Monzon, the Issuer’s Chairman and Chief Executive Officer, controls a managing member of the Sponsor, and as such, may be deemed to beneficially own shares held by the Sponsor by virtue of his control over a managing member of the Sponsor. Mr. Monzon disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2)	Excludes 46,500 shares which may be acquired upon the conversion of 465,000 rights upon the consummation of the Business Combination.

CUSIP No. G6580S114

1	Names of Reporting Person. Ka Seng Ao
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization
Macau
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power (see Item 5 below) 3,340,000 (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power (see Item 5 below) 3,340,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,340,000 (1)(2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.5%
14	Type of Reporting Person IN

(1)	Includes (i) 2,875,000 of the Issuer’s Ordinary Shares and (ii) 465,000 Ordinary Shares underlying units (each unit consisting of one Ordinary Share and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Business Combination), acquired pursuant to a Unit Subscription Agreement by and between the Sponsor and the Issuer. Ka Seng Ao, the Issuer’s Chief Financial Officer and a Director, controls a managing member of the Sponsor, and as such, may be deemed to beneficially own shares held by the Sponsor by virtue of their control over a managing member of the Sponsor. Mr. Ao disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(2)	Excludes 46,500 shares which may be acquired upon the conversion of 465,000 rights upon the consummation of the Business Combination.

SCHEDULE 13D

This Schedule 13D is filed on behalf of Nocturne Sponsor, LLC, a Delaware limited liability company (the “Sponsor”), Henry Monzon and Ka Seng Ao (collectively , the “Reporting Persons”).

Item 1.	Security and Issuer

Securities acquired: Ordinary shares, $0.0001 par value (“Ordinary Shares”)

Issuer: Nocturne Acquisition Corporation (the “Issuer”)

7244 Carrizo Drive

La Jolla, CA 92037

Item 2.	Identity and Background

(a)	This statement is filed by:

(i)	the Sponsor, which is the holder of record of approximately 22.5% of the issued and outstanding shares of all classes of shares of the Issuer (14,840,000) outstanding as of April 14, 2021; and

(ii)	Henry Monzon, the Chief Executive Officer and Chairman of the Issuer, who controls one of the two managing members of the Sponsor; and

(iii)	Ka Seng Ao, the Chief Financial Officer and a Director of the Issuer, who controls one of the two managing members of the Sponsor.

All disclosures herein with respect to any Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The address of the principal business and principal office of each of the Reporting Persons is 7244 Carrizo Drive, La Jolla, CA 92037.

(c) The Sponsor’s principal business is to act as the Issuer’s sponsor in connection with the IPO (as defined below) and Business Combination. Henry Monzon is the Chief Executive Officer and Chairman and Ka Seng Ao is the Chief Financial Officer and a Director of the Issuer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Henry Monzon is a citizen of the United States and Ka Seng Ao is a citizen of Macau.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the Placement Units was $4,650,000. The aggregate purchase price for the Founder Shares was $25,000. In each case, the source of these funds was the working capital of the Sponsor.

Item 4.	Purpose of the Transaction

On November 16, 2020, the Sponsor purchased 2,875,000 Ordinary Shares (the “Founder Shares”) for an aggregate purchase price of $25,000, pursuant to a Securities Subscription Agreement, dated November 16, 2020, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. The Founder Shares include an aggregate of up to 375,000 Ordinary Shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the Ordinary Shares underlying the Placement Units (as defined below)). As a result of the full exercise of the over-allotment option by the underwriters on April 14, 2021, no Founder Shares are subject to forfeiture.

On April 5, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 450,000 units (“Placement Units”) of the Issuer at $10.00 per Placement Unit, pursuant to a Unit Subscription Agreement, dated March 30, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference. On April 14, 2021, the Sponsor purchased 15,000 Placement Units in connection with the full exercise of the over-allotment option by the underwriters and the waiver of the underwriters’ commission equal to 2% of the gross proceeds of the over-allotment option. Each Placement Unit consists of one Ordinary Share and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Company’s initial business combination (as described more fully in the Issuer’s final prospectus dated March 30, 2021).

The Ordinary Shares owned by the Reporting Persons have been acquired for investment purposes. The Reporting Persons may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by the Reporting Persons at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a newly organized blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Persons as further described in Item 6 below, the Reporting Persons have each agreed (A) to vote the Founder Shares, the Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s Memorandum and Articles of Association with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination, (C) not to redeem any shares (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Issuer’s proposed initial business combination or a vote to amend the provisions of the Issuer’s Memorandum and Articles of Association relating to shareholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Persons may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer

(a)-(b) The aggregate number and percentage of Ordinary Shares beneficially owned by the Reporting Persons (on the basis of a total of 14,840,000 Ordinary Shares are as follows:

Nocturne Sponsor, LLC
a)		Amount beneficially owned: 3,340,000	Percentage: 22.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	3,340,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	3,340,000
	iv.	Shared power to dispose or to direct the disposition of:	0

Henry Monzon
a)		Amount beneficially owned: 3,340,000	Percentage: 22.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,340,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,340,000

Ka Seng Ao
a)		Amount beneficially owned: 3,340,000	Percentage: 22.5%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	3,340,000
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	3,340,000

Henry Monzon and Ka Seng Ao each controls one of the two managing members of the Sponsor and have voting and investment discretion with respect to the Ordinary Shares held by the Sponsor. As such, each may be deemed to have beneficial ownership of the Ordinary Shares held directly by the Sponsor. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest she may have therein, directly or indirectly.

(c) None of the Reporting Persons have effected any transactions of the Issuer’s Ordinary Shares during the 60 days preceding the date of this report, except as described in Item 6 of this Schedule 13D which information is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Founder Securities Purchase Agreement between the Issuer and Sponsor

On November 16, 2020, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, pursuant to the Purchase Agreement. The Founder Shares include an aggregate of up to 375,000 Ordinary Shares subject to forfeiture by the Sponsor to the extent that the underwriters’ over-allotment is not exercised in full or in part, so that the Sponsor will collectively own 20% of the Issuer’s issued and outstanding shares after the IPO (excluding the Ordinary Shares underlying the Placement Units). As a result of the full exercise of the over-allotment option by the underwriters on April 14, 2021, no Founder Shares are subject to forfeiture.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on February 23, 2021 (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On March 30, 2021, simultaneously with the consummation of the IPO, the Sponsor purchased 450,000 Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the consummation of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

On April 14, 2021, the Sponsor purchased 15,000 Placement Units in connection with the full exercise of the over-allotment option by the underwriters and the waiver of the underwriters’ commission equal to 2% of the gross proceeds of the over-allotment option. Each Placement Unit consists of one Ordinary Share and one right to receive one-tenth (1/10) of one Ordinary Share upon the consummation of the Company’s initial business combination (as described more fully in the Issuer’s final prospectus dated March 30, 2021).

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 5, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On March 30, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”), pursuant to which the Sponsor agreed (A) to vote any Ordinary Shares owned by it in favor of any proposed Business Combination and (B) not redeem any Ordinary Shares owned by it in connection with such shareholder approval. The Sponsor also agreed not to propose an amendment to the Issuer’s Memorandum and Articles of Association (i) that would affect the ability of the Issuer’s public shareholders to exercise redemption rights with respect to the public shares, or modify the substance of timing of the Issuer’s obligation to redeem 100% of the shares sold in the IPO if the Issuer does not complete the Business Combination within 12 months (or up to 18 months) from the closing of the IPO or (ii) with respect to any other provision relating to shareholders’ rights or the Issuer’s pre-business combination activities, unless the Issuer provides its public shareholders with the opportunity to redeem their public shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest (which interest shall be net of taxes payable), divided by the number of then outstanding public shares,

The Sponsor also agreed not to redeem any Ordinary Shares held by it (including the Founder Shares and Placement Units) into the right to receive cash from the trust account in connection with a shareholder vote to approve the Business Combination or in the context of a tender offer made by the Issuer to purchase Ordinary Shares (although the Sponsor shall be entitled to redemption and liquidation rights with respect to any public shares it holds if the Issuer fails to consummate an initial business combination within 12 months (or up to 18 months) from the closing of the IPO, or such later period approved by the Issuer’s shareholders in accordance with the Issuer’s amended and restated memorandum and articles of association).

The Sponsor also agreed that in the event of the liquidation of the trust account, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever which the Issuer may become subject as a result of any claim (i) any third party (other than the Issuer’s independent public accountants) for services rendered or products sold to the Issuer or (ii) a prospective target business with which the Issuer has discussed entering into a transaction agreement, but only to the extent necessary to ensure that such loss, liability, claim, damage or expense does not reduce the amount of funds in the trust account to below (i) $10.10 per share of the public shares or (ii) such lesser amount per share of the public shares held in the trust account due to reductions in the value of the trust assets as of the date of the liquidation of the trust account, in each case, net of the amount of interest earned on the property in the trust account, in each case, net of the amount of interest earned on the property in the trust account which may be withdrawn to pay taxes, except as to any claims by a third party (including a target of the Business Combination) who executed a waiver of any and all rights to seek access to the trust account and except as to any claims under the Issuer’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. In the event that any such executed waiver is deemed to be unenforceable against such third party, the Sponsor shall not be responsible to the extent of any liability for such third party claims.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (except to certain permitted transferees as described in the Insider Letter) until, with respect to 50% of the Founder Shares, the earlier of (i) six months after the date of the consummation of the Business Combination or (ii) the date on which the closing price of the Ordinary Shares equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing after the Business Combination; and with respect to the remaining 50% of the Founder Shares, upon six months after the date of the consummation of the Business Combination, or earlier, in either case, if, subsequent to the Business Combination, the Issuer consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Issuer’s public shareholders having the right to exchange their Ordinary Shares for cash, securities or other property.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on April 5, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Registration Rights Agreement

On March 30, 2021, in connection with the closing of the IPO, the Issuer and the Sponsor entered into a registration rights agreement (the “Registration Rights Agreement”), pursuant to which the Sponsor is entitled to certain demand and “piggyback” registration rights, which will be subject to certain conditions and limitations, including the right of the underwriters of an offering to limit the number of shares offered.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is subject to, and qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.3 to the Form 8-K filed by the Issuer with the SEC on April 5, 2021 (and is incorporated by reference herein as Exhibit 10.4).

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1	Securities Subscription Agreement, dated as of November 16, 2020, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on February 23, 2021).

Exhibit 10.2	Unit Subscription Agreement, dated as of March 30, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 5, 2021).

Exhibit 10.3	Insider Letter, dated as of March 30, 2021, by and between the Issuer, the Sponsor, and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 5, 2021).

Exhibit 10.4	Registration Rights Agreement, dated as of March 30, 2021, by and between the Issuer and certain security holders (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on April 5, 2021).

Exhibit 99.1	Joint Filing Agreement, by and between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 15, 2021	NOCTURNE SPONSOR, LLC

LUNAMINE LLC

	By:	/s/ Henry Monzon
		Name:	Henry Monzon
		Title:	Managing Member

MINDFULNESS CAPITAL MANAGEMENT LIMITED

	By:	/s/ Ka Seng Ao
		Name:	Ka Seng Ao
		Title:	Authorized Person

Date: April 15, 2021	/s/ Henry Monzon
Henry Monzon

Date: April 15, 2021	/s/ Ka Seng Ao
Ka Seng Ao